Exhibit 99.6

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No.5 to the Annual Report of HEXO Corp. (the “Company”) on Form 40-F/A for the period ended July 31, 2019 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Sebastien St-Louis, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 20, 2020	By:	/s/ Sebastien St-Louis
Sebastien St-Louis
President and Chief Executive Officer
(Principal Executive Officer)